Hammer and Nails Willow Glen

Profit and Loss

January - October, 2024

	TOTAL
Income	
Cross Center Income	431.16
Membership Income	351,804.93
Retail Sales	4,183.67
Service Income-TIPS	64,891.37
Services Income	174,853.07
Uncategorized Income	0.00
Total Income	**$596,164.20**
Cost of Goods Sold	
Cost of Goods Sold	
Barber/Hairstylist Wages	140,060.04
Nail Tech Wages	71,679.37
Payroll Taxes Direct	23,056.66
Payroll Taxes Direct Nail	2,184.43
Payroll TIPS	64,891.37
Total Cost of Goods Sold	**301,871.87**
Merchant Card Services	19,529.26
National Ad Fund	2,722.80
Retail Inv Cost	2,090.45
Royalties	35,396.39
Service Supplies	8,418.39
Total Cost of Goods Sold	**$370,029.16**
GROSS PROFIT	**$226,135.04**
Expenses	
Advertising & Marketing-LOCAL	17,434.31
Bank Charges & Fees	376.05
Employee Motivation	797.76
Gas, Parking, and Tolls	117.68
Insurance	10,098.32
Legal & Professional Services	4,425.25
Licenses & Permits	229.18
Meals & Entertainment	1,003.62
Payroll Expenses	
Payroll Clearing	0.00

Hammer and Nails Willow Glen

Profit and Loss
January - October, 2024

	TOTAL
Payroll Tax & Workers Comp	
Payroll Processing Fees	6,135.52
Payroll Taxes Indirect	9,142.95
Management Pay Tax (deleted)	0.00
Nail Tech Pay Tax (deleted)	0.00
Total Payroll Taxes Indirect	**9,142.95**
Workers Comp	2,843.32
Total Payroll Tax & Workers Comp	**18,121.79**
Payroll Wage Expenses	
Concierge Wages	44,261.55
Management Wages	32,460.96
Total Payroll Wage Expenses	**76,722.51**
Total Payroll Expenses	**94,844.30**
Recruiting	4,718.37
Rent & Lease	42,291.32
Repairs & Maintenance	1,088.05
Retirement Plan Fees	1,750.00
Shop Supplies	17,229.01
Software Fees	7,601.99
Telephone	1,197.23
Travel	1,796.55
Utilities	10,158.24
Total Expenses	**$217,157.23**
NET OPERATING INCOME	**$8,977.81**
Other Expenses	
Interest Paid	6,379.12
Owner Compensation	6,651.30
Owner Payroll Taxes	901.88
Total Other Expenses	**$13,932.30**
NET OTHER INCOME	**$ -13,932.30**
NET INCOME	**$ -4,954.49**

Hammer and Nails Willow Glen

Balance Sheet

As of October 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking Acct #4171	23,505.38
Total Bank Accounts	**$23,505.38**
Other Current Assets	
A/R Factored Invoices Sold (Advance)	0.00
A/R Factored Invoices Sold (Factor)	-10,336.91
Factored Invoice Reserve	10,336.91
Total A/R Factored Invoices Sold (Factor)	**0.00**
Employee Advance	0.00
Uncategorized Asset	5.00
Undeposited Funds	0.00
Total Other Current Assets	**$5.00**
Total Current Assets	**$23,510.38**
Fixed Assets	
Accumulated Depreciation	-427,853.86
Leasehold Improvements	413,471.71
Machinery & Equipment	14,382.15
Total Fixed Assets	**$0.00**
Other Assets	
Ameris Bank Deposit	0.00
Amortizable Asset Accounts	
Accumulated Amortization	-26,548.00
Franchise Licenses	39,950.00
SBA Loan Fees	25,776.25
Total Amortizable Asset Accounts	**39,178.25**
Total Other Assets	**$39,178.25**
TOTAL ASSETS	**$62,688.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express (overall)	79.21
AMEX 7-51004	4,704.96
Total American Express (overall)	**4,784.17**
Total Credit Cards	**$4,784.17**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	1,483.60
Sales Tax Payable	-535.73

Hammer and Nails Willow Glen

Balance Sheet

As of October 31, 2024

	TOTAL
Total California Department of Tax and Fee Administration Payable	**947.87**
Credit Card Tips	0.00
Loan Payable - Bluevine	0.00
On Deck Capital	-17,600.83
Payroll Liabilities	0.00
SBA Loan	0.00
Total Other Current Liabilities	**$ -16,652.96**
Total Current Liabilities	**$ -11,868.79**
Long-Term Liabilities	
Loan Payable - Credibly	0.00
Loan Payable - Parekh	25,795.61
Personal Loan	0.00
Total Long-Term Liabilities	**$25,795.61**
Total Liabilities	**$13,926.82**
Equity	
Owner’s Investment	990,592.88
Retained Earnings	-936,876.58
Net Income	-4,954.49
Total Equity	**$48,761.81**
TOTAL LIABILITIES AND EQUITY	**$62,688.63**

Hammer and Nails Willow Glen

Statement of Cash Flows
January - October, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-4,954.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
A/R Factored Invoices Sold (Advance)	-31,153.17
A/R Factored Invoices Sold (Factor)	-753.64
A/R Factored Invoices Sold (Factor):Factored Invoice Reserve	753.64
Employee Advance	562.00
Uncategorized Asset	-5.00
American Express (overall)	79.21
American Express (overall):AMEX 7-51004	1,095.40
California Department of Tax and Fee Administration Payable	389.47
California Department of Tax and Fee Administration Payable:Sales Tax Payable	-535.73
Credit Card Tips	21.03
On Deck Capital	-17,600.83
Payroll Liabilities	0.00
SBA Loan	-365,054.46
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-412,202.08**
Net cash provided by operating activities	**$ -417,156.57**
INVESTING ACTIVITIES	
Ameris Bank Deposit	60,000.00
Net cash provided by investing activities	**$60,000.00**
FINANCING ACTIVITIES	
Loan Payable - Credibly	0.00
Loan Payable - Parekh	-3,151.64
Personal Loan	-296,363.41
Owner's Investment	649,592.88
Net cash provided by financing activities	**$350,077.83**
NET CASH INCREASE FOR PERIOD	**$ -7,078.74**
Cash at beginning of period	30,584.12
CASH AT END OF PERIOD	**$23,505.38**